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S 18008691 ION

Securities and Exchan

SEP 06 2018

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8 - 68580~~

8-67831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DCMB Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2121 Sage Road, Suite 225
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Collins — 303-797-0550
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, P.A.
(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Avenue, Suite 130	Maitland	Florida	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Donovan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DCMB Securities, LLC, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Title

Notary Public

JANET ELLEN SNOW
Commission # 4543426
My Commission Expires
October 30, 2019

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DCMB Securities, LLC
Financial Statements
and
Supplemental Information

For the Year Ended June 30, 2018

DCMB SECURITIES, LLC
June 30, 2018

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of DCMB Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DCMB Securities, LLC as of June 30, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of DCMB Securities, LLC as of June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of DCMB Securities, LLC's management. Our responsibility is to express an opinion on DCMB Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DCMB Securities, LLC's in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as DCMB Securities, LLC's auditor since 2016

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
August 27, 2018

DCMB SECURITIES, LLC
Statement of Financial Condition
June 30, 2018

ASSETS	
Cash	704,212
Accounts Receivable	50,000
TOTAL ASSETS	$ 754,212
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities	
Accounts Payable	$ 3,353
TOTAL LIABILITIES	3,353
Member's Capital	
Capital contributions	(1,780,000)
Accumulated profit	2,530,859
Total Member's Capital	750,859
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 754,212

The accompanying notes are an integral part of these financial statements

DCMB SECURITIES, LLC
Statement of Operations
Year Ended June 30, 2018

Revenue	
Merger and aquisition services	$2,332,750
Expenses	
Commission expense	659,175
Professional fees	15,002
Regulatory fees	7,524
Expense agreement - related party	3,000
Other expenses	3,512
TOTAL EXPENSES	688,213
NET PROFIT	$1,644,537

The accompanying notes are an integral part of these financial statements

DCMB SECURITIES, LLC
Statement of Changes in Member's Capital
Year Ended June 30, 2018

	Capital Contributions	Accumulated Profit	Total
Balances at June 30, 2017	$ (290,000)	$ 886,322	$ 596,322
Members Draw	$(1,490,000)		$(1,490,000)
Net profit		1,644,537	1,644,537
Balances at June 30, 2018	$(1,780,000)	$2,530,859	$ 750,859

The accompanying notes are an integral part of these financial statements

DCMB SECURITIES, LLC
Statement of Cash Flows
Year Ended June 30, 2018

Cash flows from operating activities:	
Net profit	$ 1,644,537
Adjustments to reconcile net profit to net cash provided by operating activities:	
Changes in assets and liabilities	
Decrease in accounts payable	(73,146)
Decrease in accounts receivable	451,837
Net cash provided by operating activities	2,023,228
Net increase in cash	2,023,228
Member Draw	(1,490,000)
Cash at beginning of year	170,984
Cash at end of year	$ 704,212

Supplemental disclosures of cash flow information:

There was no cash paid during the year for interest or income taxes.

The accompanying notes are an integral part of these financial statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

DCMB Securities, LLC (the Company), was organized in November 2007 as a single member Texas limited liability company. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities and will maintain a special account for the exclusive benefit of its customers. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company's operations consist primarily as a broker and/or placement agent in private placements of securities and merger and acquisition services to institutions located in Texas. The Company is located in Houston Texas.

Significant Accounting Policies:

Use of Estimates

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. As of the statement of financial condition date, and periodically throughout the year, the Company has maintained balances in accounts in excess of federally insured limits.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company will recognize revenue on the sale of interests in private placements of securities in the period in which customer subscriptions to such offerings are funded, and upon the determination the minimum subscription requirements of such offerings are or will be achieved.

The Company will recognize merger and acquisition revenue when earned under the respective agreements, primarily upon successful completion.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. On January 1, 2018, the Company adopted the accounting standard update (ASU) 2014-09. Revenue from contracts with customers, which did not have a significant impact on its results of operations.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. Taxable income or loss of the Company is includable in the income tax return of the Member; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Company is subject to Texas state tax.

The federal and state income tax returns of the Company for 2017, 2016 and 2015 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2018, the Company had net capital of $700,859, which was $695,859 in excess of its required net capital of $5,000. The Company's net capital ratio was .48.

Note 3 - Related Party Transactions/Concentration of Revenue and Services

The Company has an Expense Paying and Sublease Agreement (Agreement) with a related party company, effective September 1, 2014. The Agreement may be terminated by either party with a one-month notice. Under the Agreement, the related party company is to provide office space, personal property and utilities. The fee under the Agreement is $250 a month and represents the allocable share of the services provided by the related party company. Expenses incurred under this Agreement totaled $3,000 during the year.

The Company earned $2,332,750 or 100% of its revenue during the year from four merger and acquisition financing transactions.

Note 4 - Commitments and Contingencies

The Company does not have any commitments or contingencies.

Note 5 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2018, through August XX, 2018, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

DCMB SECURITIES, LLC
Supplemental Information Pursuant to Rule 17a-5
June 30, 2018

Computation of Net Capital:

Total member's capital qualified for net capital	$ 750,859
Deductions and/or charges	
Non-allowable assets:	
Accounts Receivable	50,000
Net Capital	$ 700,859
Aggregate indebtedness	$ 3,354
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 695,859
Ratio of aggregate indebtedness to net capital	0.48

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2018 as filed by DCMB Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is necessary.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of the Reserve Requirements

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of DCMB Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) DCMB Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which DCMB Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) DCMB Securities, LLC stated that DCMB Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. DCMB Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DCMB Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

August 27, 2018